                     KPMG LLP
                     2500 Ruan Center
                     666 Grand Avenue
                     Des Moines, IA 50309

             Report of Independent Registered Public Accounting Firm

The Board of Directors
MACC Private Equities Inc. and subsidiary
   and
The Securities and Exchange Commission:

We have examined management's  assertion,  included in its representation letter dated  September 30, 2004,  that MACC Private  Equities Inc. and subsidiary (the
Company)  complied with the provisions of subsections  (b) and (c) of Rule 17f-2 under the  Investment  Company Act of 1940 as of September 30, 2004,  and during the period  July 20,  2004 (the date of our last  similar  examination)  through
September 30, 2004, included in the accompanying  Management Statement Regarding
Compliance  with  Certain  Provisions  of the  Investment  Company  Act of 1940.
Management is responsible for the Company's  compliance  with those  provisions.
Our responsibility is to express an opinion on management's  assertion about the
Company's compliance based on our examination.

Our  examination  was  conducted  in  accordance  with   attestation   standards
established  by the  American  Institute of Certified  Public  Accountants  and,
accordingly,  included examining,  on a test basis, evidence about the Company's compliance with those  requirements  and performing such other  procedures as we considered  necessary in the  circumstances.  Included among our procedures were the following  tests  performed as of September 30, 2004 and for the period July
20, 2004 through September 30, 2004, with respect to securities of the Company:

•    Count and inspection of all  securities  located in the vault of Zions Bank in Salt Lake City, Utah

•    Reconciliation  of all such  securities  to the  books and  records  of the
     Company

•    Confirmation of selected security  transactions  since the date of our last report

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Company's  compliance with specified requirements.

In our  opinion,  management's  assertion  that MACC Private  Equities  Inc. and subsidiary was in compliance  with the provisions of subsections  (b) and (c) of
Rule 17f-2 of the  Investment  Company Act of 1940 as of September  30, 2004 and
for the period from July 20, 2004 (prior  report  date)  through  September  30,
2004, is fairly stated in all material respects.

This report is intended solely for the information and use of management of MACC
Private Equities Inc. and subsidiary and the Securities and Exchange  Commission and  should  not be used for any other  purpose  and is not  intended  to be and should not be used by anyone other than these specified parties.

                                       /s/ KPMG LLP

Des Moines, IA
September 30, 2004

          KPMG LLP, a U.S. limited liability partnership, is the U.S.
             member firm of KPMG International, a Swiss cooperative.